Exhibit 99.1

Contact:	Trinity Biotech plc Susan O’Connor (353)-1-2769800 E-mail: investorrelations@trinitybiotech.com	RedChip Companies Inc David Gentry (1)-407-644-4256 E-mail: TRIB@redchip.com

Trinity Biotech Reaches Profitability Inflection Point, Marking
Major Milestone in Strategic Turnaround

-Trinity Biotech projects it reached Adjusted EBITDA1 -positive operations during Q2 2025 and expects to be
Adjusted EBITDA1 positive going forward, reflecting continued strong execution on its comprehensive transformation plan.-

- The Company now expects to be meaningfully Adjusted EBITDA1 -positive and cashflow positive from ongoing operating activities, starting Q3 2025 and into the foreseeable future.-

DUBLIN, Ireland (July 01, 2025)... Trinity Biotech plc (Nasdaq: TRIB), a commercial stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today provided a business update announcing that the Company believes it has reached a critical profitability inflection point during the latter part of the current financial quarter, a key milestone in its comprehensive transformation strategy. The Company now expects to be meaningfully Adjusted EBITDA1 -positive and to be cash flow positive from its ongoing operating activities starting Q3 2025 and into the foreseeable future.  In addition, the Company today also released details regarding its results for the quarter ended March 31, 2025.

Key Highlights and Developments

•
This profitability inflection point achievement follows a period of rapid and decisive operational restructuring, during which Trinity Biotech consolidated and offshored its manufacturing and corporate services to significantly reduce its cost base. These strategic moves have laid the groundwork for a leaner, more agile organization capable of delivering sustainable profitability.

•
With the major structural changes largely behind it, Trinity Biotech is now concentrating on fine-tuning its global operations, leveraging its new foundation to unlock further efficiencies and EBITDA improvements.

•
The Company also continues to focus on near term opportunities for profitable growth, underpinned by its new, leaner and more scalable operating foundation, with the continued international roll out of its most recently launched products including:

o	its upgraded diabetes care HbA1c testing product, and

o	additional launch countries for its TrinScreen HIV tests.

•	The Company is also continuing to progress towards commercialisation on its pipeline of key medium term strategic growth drivers currently under development, including its innovative:

o	preeclampsia screening test, and

o	prostate cancer test.

1 Earnings before interest, tax, depreciation, amortisation, and share-based compensation charges – also excludes impairment charges and restructuring costs.

Continuous Glucose Monitoring Update

•
The Company continues to progress the development of our next generation continuous glucose monitoring (“CGM”) solution for diabetes management, which we believe is the Company’s largest scale growth opportunity.

•	We have recently completed a further pre-pivotal trial on our upgraded sensor technology and expect to issue key findings from this trial shortly.

•
We also continue to refine the design of our next-generation, lower-waste and lower-cost CGM solution and are planning to unveil to the public key aspects of this unique and innovative design solution in the near future.

•
We remain excited about the opportunities for our innovative CGM solution to deliver a meaningful impact in global diabetes care, a $13bn and rapidly growing global CGM market, and to deliver very significant growth for Trinity Biotech.

First Quarter Results (Unaudited)

The Company also today released details regarding its results for the quarter ended March 31, 2025:

•	Revenue was $7.6m which was in line with the Company’s previously issued guidance. Gross profit was $1.9m. Operating loss was $6.5m before net financing expense of $2.3m.

•
The Company expects a significant quarter-on-quarter increase in revenue to a range of approximately $11 million to approximately $12 million in Q2, 2025 as manufacturing under the Company’s revised operational structure, including outsourced & offshored manufacturing, ramps up and normalised demand for rapid HIV tests returned in the latter part of the quarter.

•
The Company expects a further significant quarter-on-quarter increase in revenue in Q3, 2025 as the Company resumes manufacture and supply of its flagship rapid HIV test, TrinScreen HIV, underpinned by its recently announced World Health Organisation approval of its offshored and outsourced manufacturing.

The Company has issued a full presentation of its Q1, 2025 results which can be viewed on the Company’s website www.trinitybiotech.com/investor-relations/financial-reports.

Use of Non-IFRS Financial Measures

The Company’s unaudited financial statements were prepared in accordance with International Financial Reporting Standards (IFRS). To supplement the consolidated financial statements presented in accordance with IFRS, the Company presents non-IFRS presentations of EBITDA and Adjusted EBITDA. The adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results, trends, and performance. Non-IFRS financial measures mainly exclude, if and when applicable, the effect of share-based compensation charges, depreciation, amortization and impairment charges.

EBITDA and Adjusted EBITDA is presented to evaluate the Company's financial and operating results on a consistent basis from period to period. The Company also believes that these measures, when viewed in combination with the Company's financial results prepared in accordance with IFRS, provides useful information to investors to evaluate ongoing operating results and trends. EBITDA and Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. EBITDA and Adjusted EBITDA  are not measures of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's operating profit/(loss) and EBITDA and Adjusted EBITDA are presented with the Company’s financial results available on the Company’s website, www.trinitybiotech.com/investor-relations/financial-reports.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterised by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this presentation may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on our purchase of the assets of Waveform, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. Our current products are used to detect a variety of health conditions including autoimmune, infectious and sexually transmitted diseases, and quantify the level of HbA1c in human blood. In January of 2024, we entered into the biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and we are currently developing a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide.

For further information, please see the Company's website: www.trinitybiotech.com.